Exhibit 99.1

FCA delivers record 2016 results. Adjusted EBIT of €6.1 billion, up 26% with 5.5% margin, up 120 bps. Adjusted Net Profit of €2.5 billion, up 47% and Net Profit of €1.8 billion. Net Industrial Debt reduced to €4.6 billion. Guidance for 2017 confirms conviction in achievement of 2018 targets.

•	Worldwide combined shipments(1) of 4,720 thousand units, consistent with prior year; Jeep combined shipments(1) up 9% to 1,424 thousand units

•	Net revenues of €111 billion, in line with 2015

•	Adjusted EBIT(2) increased 26% to €6,056 million, with all segments profitable and improving year-over-year

•	Adjusted net profit(2) increased 47% to €2,516 million; Net profit(3) of €1,814 million, significant increase from €93 million in 2015

•	Net industrial debt(2) at €4.6 billion, €0.5 billion improvement from prior year-end

•	Market share in Europe up 40 bps to 6.5%; remained market leader in Brazil with 18.4% share and maintained share in U.S.(4) at 12.6%

FIAT CHRYSLER AUTOMOBILES - Financial Results
Three months ended December 31					Years ended December 31
2016	2015	Change		(€ million, except as otherwise noted)	2016	2015(3)	Change
1,233	1,257	(24)	(2)%	Combined shipments(1) ('000 units)	4,720	4,738	(18)	—%
1,155	1,206	(51)	(4)%	Consolidated shipments(1) ('000 units)	4,482	4,602	(120)	(3)%
29,719	29,414	305	+1%	Net revenues	111,018	110,595	423	—%
1,549	1,530	19	+1%	Adjusted EBIT(2)	6,056	4,794	1,262	+26%
409	196	213	+109%	Net profit	1,814	93	1,721	n.m.(5)
539	1,041	(502)	(48)%	Adjusted net profit(2)	2,516	1,708	808	+47%
0.268	0.129	0.139	+108%	Diluted earnings per share (EPS)(€)	1.181	0.055	1.126	n.m.(5)
0.353	0.686	(0.333)	(49)%	Adjusted diluted EPS(2) (€)	1.641	1.122	0.519	+46%
4,585	6,514(6)	(1,929)		Net industrial debt(2)	4,585	5,049	(464)
24,048	25,292(6)	(1,244)		Debt	24,048	27,786	(3,738)
23,802	23,197(6)	605		Available liquidity	23,802	24,557	(755)

ADJUSTED EBIT	ADJUSTED NET PROFIT

•
Record full-year driven by continued strong performance in NAFTA and improvements in all other segments, in particular EMEA and Maserati
•
NAFTA margin increased to 7.4% from 6.4%
•
Maserati margin more than doubled to 9.7%, with second-half margin of 12.0%

•
Increase primarily driven by strong operating performance
•
Net financial expenses down €350 million to €2.0 billion primarily as a result of gross debt reduction
•
Tax expense increased to €1.5 billion from €0.7 billion primarily due to higher profits in NAFTA

NET INDUSTRIAL DEBT	2017 GUIDANCE(7)

•
Improvement in Net industrial debt primarily due to operating cash flow from industrial activities, net of capital expenditures of €8.8 billion, reached €1.8 billion for the year
•
Negative FX impact of €1.1 billion primarily due to strengthening of Brazilian Real
•
Strong available liquidity at year-end of €23.8 billion
• Net revenues €115 - €120 billion • Adjusted EBIT > €7.0 billion • Adjusted net profit > €3.0 billion • Net industrial debt < €2.5 billion

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(1) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries; (2) Refer to page 7 for reconciliations of Net profit from continuing operations to Adjusted EBIT and Net profit from continuing operations to Adjusted net profit; also refer to page 8 for a reconciliation of Diluted EPS (continuing operations) to Adjusted diluted EPS and Debt to Net industrial debt; (3) The Group's results refer to the Group's continuing operations, which exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015; (4) Sales data represents sales to retail and fleet customers and limited deliveries to Group-related persons. Sales by dealers to customers are reported through a new-vehicle delivery system; (5) Number not meaningful; (6) At September 30, 2016; (7) Guidance is not provided on the most directly comparable IFRS financial statement line item for Adjusted EBIT and Adjusted net profit as the income or expense excluded from these non-GAAP supplemental financial measures in accordance with our policy are, by definition, not predictable and uncertain.

Results by segment

Net revenues and Adjusted EBIT by segment
Net revenues			Adjusted EBIT
Years ended December 31			Years ended December 31
2016	2015	(€ million)	2016	2015
69,094	69,992	NAFTA	5,133	4,450
6,197	6,431	LATAM	5	(87)
3,662	4,885	APAC	105	52
21,860	20,350	EMEA	540	213
3,479	2,411	Maserati	339	105
9,659	9,770	Components	445	395
(2,933)	(3,244)	Other activities, unallocated items and eliminations	(511)	(334)
111,018	110,595	Total	6,056	4,794

NAFTA	Years ended December 31		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	2,587	2,726	(5)%
Net revenues (€ million)	69,094	69,992	(1)%	(1)%
Adjusted EBIT (€ million)	5,133	4,450	+15%	+15%
Adjusted EBIT margin	7.4%	6.4%	+100 bps

Adjusted EBIT margin up 100 bps to 7.4%
•
Decrease in shipments primarily due to planned phase-out of the Chrysler 200 and Dodge Dart
•
Net revenues decrease due to lower shipments, partially offset by favorable vehicle mix
•
Adjusted EBIT increase primarily due to improved vehicle mix, purchasing savings and lower warranty costs, partially offset by lower shipments, increase in product costs for content enhancements and higher manufacturing costs
•
Adjusted EBIT excludes total net charges of €667 million, primarily relating to:
•
€414 million charge mainly due to an expansion of the scope of the Takata airbag inflator recalls announced in May 2016
•
€156 million in first half of year for incremental costs related to the implementation of the Group's plan to realign existing capacity to better meet market demand for pickup trucks and SUVs
•
€132 million estimated net costs associated with a recall for which costs are being contested with a supplier; although FCA believes the supplier has responsibility for the recall, only a partial recovery of the estimated costs has been recognized pursuant to a cost sharing agreement
•
€29 million gain related to pension settlements in December 2016

LATAM	Years ended December 31		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	456	553	(18)%
Net revenues (€ million)	6,197	6,431	(4)%	+1%
Adjusted EBIT (€ million)	5	(87)	n.m.(5)	n.m.(5)
Adjusted EBIT margin	0.1%	(1.4)%	n.m.(5)

Positive Adjusted EBIT despite continuing poor market conditions
•
Decrease in shipments reflects poor market conditions in Brazil due to continued macroeconomic weakness, partly offset by improvement in Argentina
•
Decrease in Net revenues with lower shipments, partially offset by favorable vehicle mix mainly from all-new Fiat Toro and all-new Jeep Compass
•
Adjusted EBIT increase primarily as a result of favorable vehicle mix and a decrease in selling, general and administrative costs driven by continued cost reduction initiatives to right-size to market volume, which were partially offset by lower shipments and higher product costs driven by inflation and new products
•
Adjusted EBIT excludes total charges of €142 million primarily relating to restructuring costs to adjust the workforce requirements to current market conditions of €68 million, asset impairments of €52 million and €19 million related to the re-measurement of net monetary assets in Venezuela after adoption of the new floating exchange rate

APAC	Years ended December 31		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	91	149	(39)%
Net revenues (€ million)	3,662	4,885	(25)%	(24)%
Adjusted EBIT (€ million)	105	52	+102%	+114%
Adjusted EBIT margin	2.9%	1.1%	+180 bps

Joint venture fully operational with production of three Jeep SUVs
•
Decrease in shipments due to transition to local Jeep production in China through China JV; combined shipments (which include JV produced units) up 23% to 233 thousand units
•
Net revenues decrease primarily as a result of lower imported volumes in China due to transition to local Jeep production, partially offset by favorable vehicle mix from imported vehicles and increased sales of components
•
Adjusted EBIT increase mainly due to favorable mix on imported vehicles, lower marketing expenses (now incurred by China JV) and improved results from China JV, partially offset by lower net price due to incentives for completion of the sell-out of discontinued and other imported vehicles and higher industrial costs due to negative FX transaction effects
•
Adjusted EBIT excludes total net charges of €44 million, primarily relating to asset impairments of €109 million mainly for the locally produced Fiat Ottimo and Viaggio (in connection with capacity realignment to SUV production in China) and a net gain of €55 million reflecting costs and initial insurance recoveries related to the Q3 2015 Tianjin (China) port explosions

EMEA	Years ended December 31		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	1,306	1,142	+14%
Net revenues (€ million)	21,860	20,350	+7%	+9%
Adjusted EBIT (€ million)	540	213	+154%	+157%
Adjusted EBIT margin	2.5%	1.0%	+150 bps

Significant profitability improvement together with market share growth
•
European market share (EU28+EFTA) for passenger cars up 40 bps to 6.5% (up 60 bps to 28.9% in Italy) and for light commercial vehicles (LCVs)(8) up 30 bps to 11.6% (down 190 bps to 43.8% in Italy)
•
Passenger car shipments up 13% to 1,018 thousand units and shipments of LCVs up 19% to 288 thousand units
•
Net revenues increase primarily due to higher volumes and favorable vehicle mix mainly driven by all-new Fiat Tipo family, all-new Alfa Romeo Giulia and Jeep Renegade
•
Adjusted EBIT increase mainly driven by higher Net revenues, purchasing and manufacturing efficiencies, improved results from joint ventures, partially offset by higher advertising to support new product launches and higher research and development costs

MASERATI	Years ended December 31		Change
	2016	2015	Actual	CER
Shipments (units)	42,100	32,474	+30%
Net revenues (€ million)	3,479	2,411	+44%	+47%
Adjusted EBIT (€ million)	339	105	+223%	+229%
Adjusted EBIT margin	9.7%	4.4%	+530 bps

Adjusted EBIT margin more than doubled to 9.7%, with second-half margin of 12.0%
•
Increase in shipments primarily driven by launch of all-new Maserati Levante with significant increases in all regions: China (+91%), Europe (+37%) and North America (+14%)
•
Net revenues increase primarily due to higher shipments and favorable vehicle and market mix
•
Adjusted EBIT improvement resulting from increase in Net revenues, partially offset by increase in industrial costs and commercial launch activities

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(8) Due to unavailability of market data for LCVs in Italy, the figures reported are an extrapolation and discrepancies with actual data could exist

COMPONENTS (Magneti Marelli, Comau and Teksid)	Years ended December 31		Change
	2016	2015	Actual	CER
Net revenues (€ million)	9,659	9,770	(1)%	+1%
Adjusted EBIT (€ million)	445	395	+13%	+16%
Adjusted EBIT margin	4.6%	4.0%	+ 60 bps

Continued improved performance with Adjusted EBIT margin up to 4.6%
•
Net revenues slightly down primarily due to lower volumes at Comau and negative FX transaction effects, largely offset by volume increases at Magneti Marelli
•
Adjusted EBIT increase primarily due to favorable mix, partially offset by higher industrial costs
•
Adjusted EBIT excludes total net charges of €66 million primarily relating to asset impairments of €49 million and restructuring costs of €25 million
•
Magneti Marelli non-captive Net revenues at 69%, in line with 2015

Brand Activity (during 4th quarter)

▪
Jeep Grand Cherokee 4X4 earns five-star overall safety rating from the U.S. National Highway Traffic Safety Administration (NHTSA), the highest rating in NHTSA’s vehicle-evaluation program
▪
All-new Jeep Compass North American debut at Los Angeles Auto Show; to be sold globally - produced in Brazil, China and Mexico
▪
At 4x4 Magazine's 2017 awards, the off-road specialist UK magazine, Jeep Renegade was awarded “4x4 of the Year” for the second year in a row and ranked first in the “Mid-Range SUV” category, Jeep Wrangler took the “Hardcore” class for the fifth consecutive year and Jeep Cherokee won the “Top-Range SUV” group
▪
Jeep Renegade named “Best Buy in Subcompact SUV segment” by Consumer Digest and named “Best Buy in Large SUV segment” by Consumer Guide Automotive

▪
Commercial launch of all-new Maserati Levante diesel in main right hand drive markets (UK, South Africa, Australia)
▪
Commercial launch of 2017 Maserati Ghibli completed in major Middle East and Asian markets
▪
Maserati Levante named “Best Luxury SUV” at the 10th EXCS International Luxury Motor Show in Jeddah, Saudi Arabia

▪
All-new Alfa Romeo Stelvio, the first ever Alfa Romeo SUV, revealed at Los Angeles Auto Show featuring unparalleled horsepower; available from Q1 2017 in EMEA and Q2 2017 in NAFTA
▪
Alfa Romeo Giulia Quadrifoglio awarded two top accolades in the 2016 BBC Top Gear Magazine Awards: “Car of the Year” and the inaugural public vote for “Car of 2016”
▪
Alfa Romeo Giulia named “Best New Luxury Car” by Car Connection

▪ Ram 1500 Longhorn winner of “Luxury Pickup Truck Category” by The Texas Auto Writers Association ▪ Ram ProMaster City named “2017 Commercial Green Car Of The Year” by Green Car Journal

▪
Production of all-new 2017 Chrysler Pacifica Hybrid began in December, the most fuel efficient minivan ever with EPA rating of 84 MPGe
▪
In December, Google and FCA announced the completion of production of 100 Chrysler Pacifica Hybrid minivans, uniquely built to enable fully self-driving operations
▪
Chrysler Pacifica:
▪
earns five-star overall safety rating from NHTSA
▪
named “Minivan Best Buy” by Kelley Blue Book
▪
earns “Best New Large Utility Vehicle” from Automotive Journalists Association of Canada
▪
innovative 3.6-liter Pentastar V-6 Hybrid propulsion system available in the all-new 2017 Chrysler Pacifica was named to Wards 10 Best Engines List for 2017

▪ Fiat 124 Spider named “Best Buy in Sporty Performance - Car Performance” by Consumer Guide Automotive

▪
What Van?, a British trade magazine, awarded two Fiat Professional models: Doblò Cargo won “Light Van of the Year” award for the second year running and Fiorino prevailed in the “Small Van of the Year” category
▪
Fiat Professional Fullback voted as “Pickup of the Year 2017” by readers of the French periodical “4x4 Magazine”

▪ Abarth 124 Spider was named one of the “10 Best Cars” for the “2016-2017 Car of the Year Japan Award”

▪ 2017 Dodge Charger and 2017 Dodge Challenger both earn five-star overall safety rating from NHTSA

Reconciliations

Three months ended December 31		Net profit to Adjusted EBIT	Years ended December 31
2016	2015	(€ million)	2016	2015
409	196	Net profit	1,814	93
520	(234)	Tax expense/(benefit)	1,292	166
485	518	Net financial expenses	2,016	2,366
		Adjustments:
—	—	Recall campaigns - airbag inflators	414	—
(25)	—	Costs for recall, net of supplier recoveries - contested with supplier	132	—
—	834	NAFTA capacity realignment	156	834
—	—	Change in estimate for future recall campaign costs	—	761
(38)	—	Tianjin (China) port explosions, net of insurance recoveries	(55)	142
—	83	Currency devaluations	19	163
—	—	NHTSA consent order and amendment	—	144
22	28	Restructuring costs	88	53
209	103	Impairment expense	225	118
—	—	Gains on disposal of investments	(13)	—
(33)	2	Other	(32)	(46)
135	1,050	Total adjustments	934	2,169
1,549	1,530	Adjusted EBIT(9)	6,056	4,794

Three months ended December 31		Net profit to Adjusted net profit	Years ended December 31
2016	2015	(€ million)	2016	2015
409	196	Net profit	1,814	93
135	1,050	Adjustments (as above)	934	2,169
(5)	(205)	Tax impact on adjustments	(232)	(554)
130	845	Total adjustments, net of taxes	702	1,615
539	1,041	Adjusted net profit(10)	2,516	1,708

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(9) Adjusted EBIT excludes certain adjustments from Net profit from continuing operations including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit); (10) Adjusted net profit is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.

Three months ended December 31		Diluted EPS to Adjusted Diluted EPS	Years ended December 31
2016	2015		2016	2015
0.268	0.129	Diluted EPS (€)	1.181	0.055
130	845	Total adjustments, net of taxes (€ million)	702	1,615
0.085	0.557	Impact of adjustments on Diluted EPS (€/share)	0.460	1.067
0.353	0.686	Adjusted diluted EPS (€)(11)	1.641	1.122
1,534,037	1,518,117	Weighted average number of shares outstanding for Diluted EPS (thousand)	1,526,376	1,514,007

Debt to Net industrial debt	At December 31, 2016	At September 30, 2016	At December 31, 2015
(€ million)
Debt	(24,048)	(25,292)	(27,786)
Intercompany, net (12)	—	—	(39)
Current financial receivables from jointly-controlled financial services companies	80	62	16
Derivative financial (assets)/liabilities, net and collateral deposits	(150)	48	117
Current Available-for-sale and Held-for-trading securities	241	334	482
Cash and cash equivalents	17,318	16,626	20,662
Debt classified as held for sale	(9)	—	—
Net debt	(6,568)	(8,222)	(6,548)
Less: Net financial services debt	1,983	1,708	1,499
Net industrial debt(13)	(4,585)	(6,514)	(5,049)

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(11) Adjusted diluted EPS is calculated by adjusting Diluted EPS (continuing operations) for the impact of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature; (12) includes financial receivables due from discontinued operations (€98 million at December 31, 2015) and financial payables due to discontinued operations (€137 million at December 31, 2015); (13) Net industrial debt is computed as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for-trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt.

This document, and in particular the section entitled “2017 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures and other effects from and in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs; disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On January 26, 2017, at 12:00 p.m. GMT, management will hold a conference call to present the 2016 full year results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group's website prior to the call.

London, January 26, 2017